SUB-ITEM 77D

The investment policies of the following portfolios were amended and restated as noted:

Financial Industries Trust

To seek growth of capital.

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowing for investment purposes) in companies that are principally engaged in financial services. (The fund will provide written notice to shareholders at least 60 days prior to a change in its 80% investment policy.) These companies include U.S. and foreign financial services companies of any size including banks, thrifts, finance companies, brokerage and advisory firms, real estate-related firms, insurance companies and financial holding companies.

In managing the fund, the subadvisor focuses primarily on stock selection rather than industry allocation. In choosing individual stocks, the subadvisor uses fundamental financial analysis to identify securities that appear comparatively undervalued.

Given the industry-wide trend toward consolidation, the subadvisor also invests in companies that appear to be positioned for a merger. The subadvisor generally gathers firsthand information about companies from interviews and company visits.

The fund may invest in U.S. and foreign bonds, including up to 5% of net assets in below investment-grade bonds (i.e., “junk bonds”) rated at the time of purchase as low as CCC by Standard & Poor’s Rating Services (S&P) or Caa by Moody’s Investors Service, Inc. (Moody’s) and their unrated equivalent. It may also invest up to 15% of net assets in investment-grade short-term securities.

In abnormal circumstances, the fund may temporarily invest up to 80% of its assets in investment-grade short-term securities. In these and other cases, the fund might not achieve its investment objective.

The fund may, to a limited extent, engage in derivative transactions that include futures contracts, options and foreign currency forward contracts, in each case for the purpose of reducing risk, obtaining efficient market exposure and/or enhancing investment returns.

The fund may invest in companies located in emerging market countries.

International Core Trust

The fund’s investment objective is to seek high total return.

The subadvisor seeks to achieve the fund’s investment objective by investing the fund’s portfolio primarily in non-U.S. developed market equities that the subadvisor believes will provide a higher return than the MSCI EAFE Index.

Under normal market conditions, the fund invests at least 80% of its total assets in equity investments. The terms “equities” and “equity investments” refer to direct and indirect investments in common stocks and other stock-related securities, such as preferred stocks, convertible securities, depositary receipts, and exchange-traded equity real estate investment trusts (REITs) and income trusts.

The subadvisor determines which securities the fund should buy or sell based on its evaluation of companies’ published financial information and corporate behavior, securities’ prices, equity and bond markets, and the overall economy.

In selecting securities for the fund, the subadvisor uses a combination of investment methods to identify securities that the subadvisor believes have positive return potential relative to other securities in the fund’s investment universe. Some of these methods evaluate individual securities or groups of securities based on the ratio of their price to historical financial information and forecasted financial information, such as book value, cash flow and earnings, and a comparison of these ratios to industry or market averages or to their own history. Other methods focus on patterns of information, such as price movement or volatility of a security or groups of securities relative to the fund’s investment universe or corporate behavior of an issuer. The subadvisor also uses multi-year return forecasts for asset classes and other groups of securities as an input to the investment process and may adjust the fund’s portfolio for factors such as position size, market capitalization and exposure to factors such as industry, sector, country or currency. The factors considered and investment methods used by the subadvisor can change over time. The subadvisor does not manage the fund to, or control the fund’s risk relative to, any securities index or securities benchmark.

As a substitute for direct investments in equities, the subadvisor may use exchange-traded and over-the-counter derivatives. The subadvisor also may use derivatives and exchange-traded funds: (i) in an attempt to reduce investment exposures (which may result in a reduction below zero); and (ii) in an attempt to adjust elements of the fund’s investment exposure. Derivatives used may include futures, options, foreign currency forward contracts and swap contracts.

SUB-ITEM 77M

On September 17, 2014, a Special Meeting of the Shareholders of Natural Resources Trust and Bond PS Series, each a series of John Hancock Variable Insurance Trust was held at 601 Congress Street, Boston, Massachusetts at 10:00 a.m., Eastern Time for the purpose of considering and voting upon:

Acquired Funds	Corresponding Acquiring Funds
Natural Resources Trust	Global Trust
Bond PS Series	Bond Trust

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Natural Resources Trust into Global Trust

Shares	Shares Voted
For	11,514,114.941
Against	496,892.277
Abstain	966,409.729

PROPOSAL ONE PASSED ON September 17, 2014.

Proposal Two: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Bond PS Series into Bond Trust

Shares	Shares Voted
For	13,915,426.572
Against	0
Abstain	0

PROPOSAL TWO PASSED ON September 17, 2014.